June 29, 2012

VIA EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2011
Filed March 22, 2012
File No. 001-14832

Dear Mr. Krikorian:

I am writing to respond to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated June 21, 2012 concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Filing”), filed by Celestica Inc. (“Celestica” or the “Company”) with the Commission on March 22, 2012.

The text of the Staff’s comments is set forth in italics below, followed by Celestica’s response.

Form 20-F for the Fiscal Year Ended December 31, 2011

Selected Financial Data, page 3

1.                                      Refer to the presentation of selected financial data on page 4. We note that you have presented four years of financial data, and other financial data based on Canadian GAAP and net earnings and loss data based on US GAAP for each of the four years ended December 31, 2010. Please state the basis for this presentation, including the reference to U.S. GAAP and how you determined how your presentation of these Canadian and U.S. GAAP amounts is appropriate. Refer to Form 20-F General Instructions, Instruction 1.

RESPONSE:  Item 3.A of Form 20-F requires selected historical financial data for the five most recent financial years and General Instruction G to Form 20-F requires selected historical financial data prepared in accordance with IFRS for the two most recent financial years. Instruction 1 to General Instruction G to Form 20-F permits an eligible issuer to elect to include, refer to, or incorporate by reference financial data prepared in accordance with Previous GAAP (i.e., Canadian GAAP for Celestica). Therefore, we provided selected financial data for fiscal years ended December 31, 2011 and 2010 based on IFRS and for fiscal years ended December 31, 2009, 2008 and 2007 based on Canadian GAAP. With respect to the selected financial data for fiscal year ended December 31, 2010, since it was originally prepared in accordance with Canadian GAAP, as mentioned in the notes to the selected financial data in Item 3.A, we included such financial data for fiscal year ended December 31, 2010 based on Canadian GAAP solely to provide a meaningful comparison to the 2009 and prior years’ information. With respect to the financial information based on U.S. GAAP, Instruction 2 to Item 3.A requires reconciliations of the data to U.S. GAAP if a basis of accounting other than IFRS is used. Since financial data based on Canadian GAAP was included for four years ended December 31, 2010, we determined that it was appropriate to include financial information based on U.S. GAAP for these four years.

The selected financial data for the four years ended December 31, 2010 based on Canadian GAAP and the information based on U.S. GAAP is the same as the information we previously disclosed in Item 3.A of the Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on March 24, 2011.

Summary of 2011, page 35

2.                                       Your tabular presentation includes Canadian GAAP key operating results for the years ended December 31, 2009 and 2010 within the same table, and side-by-side, with IFRS key operating results for the years ended December 31, 2010 and 2011. Please tell us how this presentation complies with General Instruction G.3. to Form 20-F.

RESPONSE:  We acknowledge that General Instruction G.3. requires that previous GAAP financial information should not be presented side-by-side with IFRS financial information. We believe that the current presentation is clear to investors. However, we will comply with this format requirement in future filings.

Other performance indicators, page 37

3.                                       We note that in the introduction to the quarterly presentation of cash cycle days that you refer to the quarterly cash cycle data as being “non-IFRS measures.” Following the table, you then state that the transition from GAAP to IFRS did not impact the calculation of your performance indicators. Please clarify that the balances used in computing these amounts are based on IFRS amounts for each quarter. In this regard, explain why these indicators are being labeled as non-IFRS measures.

RESPONSE:

We calculate cash cycle days using inputs such as accounts receivable, inventory and revenue, which are based on IFRS amounts for each quarter as reported on our balance sheet and statement of operations for those respective periods. We have labeled cash cycle days as a non-IFRS measure as there is no prescribed meaning of cash cycle days under IFRS.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 11.  Provisions, page F-28

4.                                       We note that you have provided the information required by paragraph 84 of IAS 37. Please tell us what consideration you have given to providing the disclosures required by paragraphs 85 and 86 of that standard.

RESPONSE:

The disclosures required by paragraphs 85 (a) and (b) of IAS 37 for our restructuring provision are included in notes 16 (a) and note 2 (m) to our 2011 consolidated financial statements. In future filings, we will add an appropriate cross reference.  There were no material uncertainties or expected reimbursements to be disclosed under paragraph 85 (b) and (c) of IAS 37.

The disclosures required by paragraphs 85 (a) and (b) of IAS 37 for our warranty provision are included in note 2 (m) to our 2011 consolidated financial statements. In future filings, we will add an appropriate cross reference. There were no material uncertainties or expected reimbursements to be disclosed under paragraphs 85 (b) and (c) of IAS 37.

Our other provisions are comprised of our legal provision, certain other provisions and liabilities, and asset retirement obligations. Other provisions as at December 31, 2011 included $3.2 million of contingent consideration related to an acquisition disclosed in note 4 to the 2011 consolidated financial statements.  In future filings, we will add an appropriate cross reference to comply with paragraphs 85 (a) and (b) of IAS 37.  The disclosures required by paragraphs 85 (a) and (b) of IAS 37 for legal provisions are included in note 2 (m) to the 2011 consolidated financial statements.  Included in the other provisions was $3.9 million for asset retirement obligations at December 31, 2011. We will consider adding the disclosures required by paragraph 85 if our asset retirement obligation balance increases significantly in future years.  There were no material uncertainties or expected reimbursements for any of our other provisions to be disclosed under paragraphs 85 (b) and (c) of IAS 37.

To the extent the uncertainties or expected reimbursements are material in future periods, we will include the required disclosures in the footnotes to the consolidated financial statements.

The disclosures required by paragraph 86 of IAS 37, which refers to contingent liabilities are included in note 24 to the 2011 consolidated financial statements.

5.                                       We note that the provision included in the “Other” column “includes legal provisions, certain other provisions and liabilities and asset retirement obligations.” Please tell us how you determined that these provisions were sufficiently similar such that aggregation is appropriate. In this regard, the nature of the provisions described on pages F-13 and F-14 suggest that these items fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37. Refer also to paragraph 87.

RESPONSE:

We have aggregated our legal provision, certain other provisions and liabilities, and asset retirement obligations as a single class for disclosure purposes based on the materiality of the individual amounts. We specifically segregated our warranty and restructuring provisions due to the materiality of those provisions. As at December 31, 2011, other provisions included $3.2 million related to an acquisition (see question 4 above), $3.9 million of asset retirement obligations and the remainder of the balance was comprised of legal and other, none of which individually exceeded $1.5 million.  Based on these amounts, we determined it was appropriate to aggregate these smaller balances for disclosure.

To the extent that these or other provisions are individually material in future periods, we will include separate disclosure in the provisions footnote to the consolidated financial statements.

Note 24.  Commitments, Contingencies and Guarantees:

Litigation, page F-48

6.                                       We note that the motion to dismiss the 2007 suits described in the second paragraph of this section was granted in October 14, 2010 by the District Court and then reversed on December 29, 2011 by the Court of Appeals and remanded for further proceedings. The differences in the findings of the two courts suggest that the possibility of an outflow in settlement might be more than remote. Please tell us what consideration you have given to providing the disclosure set forth in paragraphs 86 of IAS 37.

RESPONSE:  Notwithstanding the reversal by the Court of Appeals, we continue to believe the possibility of any outflow in settlement is remote. We continue to believe that the claim is without merit and intend to vigorously defend same. In any event, we believe we have sufficient liability insurance coverage to pay any such settlement.

*   *   *

We do not believe that the information we have provided in this response to the Staff’s comments materially changes the information we have provided previously in the Filing.

We also acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (416) 448-4620 with any further questions or comments you may have.

Sincerely,

/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco